Exhibit 99.1

Global MMA Superstar Conor McGregor Increases His Ownership Stake in Alta Global Group with Performance Shares Vesting at up to $20 per Share

●	In a ground-breaking deal, Alta Global Group has supercharged its partnership with Conor McGregor who becomes an Alta Global Ambassador, increasing Alta’s revenue potential.
●	This 3-year partnership includes McGregor receiving 700,000 performance share rights tied to certain share price milestones of up to $20 per share (detailed below), further aligning his success with Alta’s growth. 150,000 performance share rights vest upon the execution of the global ambassador agreement.
●	Alta will leverage McGregor’s vast social reach of +63 million and influence over 640 million UFC fans worldwide to drive Alta’s mission of converting MMA fandom to participation, ensuring a powerful boost to Alta’s market presence that will elevate Alta’s visibility among UFC and MMA fans, and the broader Combat Sports sector.
●	McGregor, the first UFC athlete to hold titles in two weight classes simultaneously and the biggest pay-per-view draw in MMA history, brings unparalleled influence. Forbes previously ranked him, in 2021, as the world’s highest-paid athlete, earning $180 million, underscoring the impact of his association with Alta.
●	McGregor will actively promote Alta’s Platform and products, which includes TrainAlta.com, Hype.co and MixedMartialArts.com
●	This partnership further solidifies Alta’s strategy of forging alliances with the most recognized names in MMA and combat sports, expanding its influence both in the US and globally, and driving cost-effective reach into the target audience.

Sydney, Australia / Accesswire / September 9th, 2024 – Alta Global Group (NYSE American: MMA) (“Alta” or the “Company”), a pioneering technology company uniting passion and participation in global combat sports with a vision of converting 640 million fans to participants, is thrilled to announce a partnership with Conor McGregor, the iconic UFC champion and global superstar. This new deal envisions McGregor eventually becoming a significant stakeholder in the company, further solidifying Alta’s influence in the MMA community.

“Conor McGregor’s involvement is a game changer for Alta Global Group. His legacy and influence in the world of MMA and combat sports are unmatched. We are honored and thrilled to have his endorsement and support, which will be instrumental in revolutionizing the martial arts and combat sports landscape,” Nick Langton, Founder and CEO of Alta, remarked.

McGregor, known for his unparalleled reach and influence, will leverage his extensive 63+ million fan base to promote Alta’s innovative platform and products. As a former UFC Featherweight and Lightweight World Champion, the first to hold titles in two weight classes simultaneously, and a former Cage Warriors Featherweight and Lightweight Champion, McGregor’s achievements have cemented his status as the biggest pay-per-view draw in MMA history. His fights have consistently broken records, with his bout at UFC 229 drawing 2.4 million buys and his boxing debut against Floyd Mayweather Jr. garnering over 5.3 million buys. McGregor’s contribution to popularizing MMA and the UFC on a global scale is undeniable, and in 2021, Forbes recognized him as the world’s highest-paid athlete, earning $180 million.

In a previous post to his social followers, McGregor expressed enthusiasm for Alta Global Group “My coach, John Kavanagh, is one of the founders of this amazing organization.” “It’s an amazing company doing amazing things in the martial arts space.” “It’s also supporting MMA gyms worldwide.”

McGregor’s role will be pivotal in promoting and growing Alta’s current business offerings which serve all key stakeholders in the martial arts and combat sports community, consisting of fans, participants, coaches, gym owners and athletes. These include the following:

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners, from access to basic online content through to immersive in-gym training experiences focused on various MMA techniques and related disciplines. Alta’s in-gym training programs have historically generated an average of over $1,000 in gross revenue per member.
●	Hype (www.hype.co) is a subscription-based mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue in today’s age of social media. Priced at up to $299 per month with a recurring subscription model, also offers Alta an additional revenue stream by collecting up to 5% on all transactions processed through the platform.
●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum. The platform generates significant organic search traffic and has over 260,000 forum accounts, 350,000 monthly sessions and over 5 million followers across Facebook*.

Rich Chou, Alta’s North American VP, added, “We are privileged to have Conor McGregor join Alta Global Group as an ambassador. His achievements and dedication to the sport make him the ultimate partner to connect with UFC and MMA fans across the globe. We look forward to a successful partnership and are excited about the impact we can make together.”

Performance share rights issued to McGregor will vest once the 30-day volume-weighted average price (VWAP) achieves the following trigger: 150,000 on execution of the Ambassador Agreement; 100,000 when the share price reaches $7.50; 150,000 when the share price reaches $10.00; 150,000 when the share price reaches $15.00 and 150,000 when the share price reaches $20.00. Aligned with the three (3) year term of the ambassador agreement, McGregor is restricted from selling shares within three (3) years of issuance unless specific conditions are met, such as the company’s written consent, a sale or liquidation of the company, or if the company breaches the agreement.

*As at March 31, 2024 (actuals across MixedMartialArts.com)

ABOUT ALTA GLOBAL GROUP LIMITED

Alta Global Group Limited is a technology company that is enabling the global martial arts and combat sports industry to maximize the monetization opportunities available to the sector by increasing consumer participation in the sport and building upon existing community offerings within the sector. While the Company believes martial arts and combat sport gyms have a superb in-gym product, they are ripe for transformation when it comes to building sales channels, enhancing customer onboarding, optimizing engagement and driving the growth and retention of members and membership revenues within their gym communities.

For further information about Alta Global Group Limited (NYSE American: MMA), please visit www.altaglobalgroup.com.

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Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Registration Statement to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward- looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

For investor relations:

Dave Gentry
RedChip Companies, Inc.
T: 1-407-644-4256
E: MMA@redchip.com